UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40212

Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Compensation Committee Member

On November 17, 2023, the Board of Directors (the “Board”) of Connect Biopharma Holdings Limited (the “Company”) appointed Kan Chen, Ph.D., current member of the Board, to serve as a member the Compensation Committee of the Board (the “Compensation Committee”). Dr Chen is filling a vacancy created upon the previously announced resignation of Derek DiRocco, Ph.D., former member of the Compensation Committee, from the Board.

Entry into a Material Definitive Agreement.

On November 21, 2023, the Company announced that two of its wholly owned subsidiaries, Connect Biopharma HongKong Limited (“Connect HK”) and Suzhou Connect Biopharma Co., Ltd. (“Connect SZ” and, together with Connect HK, the “Licensor”), have entered into an exclusive license and collaboration agreement with Simcere Pharmaceutical Co., Ltd. (the “Licensee”), a subsidiary of Simcere Pharmaceutical Group Ltd to develop and commercialize Connect Biopharma’s rademikibart in Greater China.

Under the agreement, the Licensor will complete all of rademikibart’s ongoing China clinical trials and related analysis in atopic dermatitis (AD), which is on track for a new drug application submission for AD in China by the end of Q1 2024. The Licensee has been granted exclusive rights to develop, manufacture and commercialize rademikibart for all indications in Greater China, including mainland China, Hong Kong, Macau, and Taiwan, while the Licensor retains rights in all other markets. The Licensee will be responsible for rademikibart’s new drug application for AD in China and will also conduct and be responsible for the costs of all future clinical studies in all additional disease indications for rademikibart in Greater China.

According to the terms of the agreement, the Licensor will receive a ¥150 million RMB (US$21 million) upfront payment, up to ¥875 million RMB (US$120 million) upon achieving certain development and commercial milestones, in addition to royalties up to low double-digit percentages of net sales. The translation from renminbi to U.S. dollars was made at RMB 7.3166 to US$1.00, representing the exchange rate as of October 31, 2023 set forth in the China Foreign Exchange Trade System.

The description of the Exclusive License and Collaboration Agreement is qualified in its entirety by the Exclusive License and Collaboration Agreement, the English translation of which is furnished herewith as Exhibit 99.1, and incorporated herein by reference.

Other Events.

On November 21, 2023, the Company announced positive topline results from the Stage 2 (maintenance period) of its China pivotal trial evaluating rademikibart’s (formerly known as CBP-201) efficacy and safety in patients with moderate-to-severe AD. These results follow the previously reported Stage 1 results of the trial, which met all primary and key secondary endpoints.

Positive Stage 2 results at Week 52 show the potential of rademikibart as a Q4W treatment for AD

In Stage 2, patients that achieved EASI-50 (responders) regardless of initial treatment in the 16-week Stage 1 were randomized to either dosing every two weeks (“Q2W”) rademikibart (n=113) or dosing every four weeks (“Q4W”) rademikibart (n=112) arms. Patients that did not achieve EASI-50 (non-responders) were assigned to an open label Q2W rademikibart arm (n=86).

An efficacy analysis in patients that achieved Investigator’s Global Assessment scale (“IGA”) 0/1 or Eczema Area and Severity Index (“EASI”)-75 at Week 16, showed that with both Q2W at Q4W dosing regimens, 76%-87% of them maintained their IGA 0/1 and 92% of patients maintained their EASI-75 at Week 52, respectively.

Rademikibart Week 52 Results In patients that achieved IGA 0/1 or EASI-75 at Week 16
	Rademikibart 300 mg Q4W	Rademikibart 300 mg Q2W
IGA 0/1 with ≥2-point reduction	87.2% (n=40)	76.0% (n=34)
EASI-75	91.9% (n=79)	91.7% (n=76)

Evaluation of all patients that achieved EASI-50 at Week 16 with rademikibart (active drug responders) showed continued improvement from Week 16 to Week 52. 21%-28% more patients achieved IGA 0/1, and 11%-16% more patients achieved EASI-75 at Week 52.

	Rademikibart Week 52 Results In patients that achieved EASI-50 at Week 16
	Rademikibart 300 mg Q4W (n=91)		Rademikibart 300 mg Q2W (n=91)
	Week 16	Week 52	Week 16	Week 52
IGA 0/1 with ≥2-point reduction	41.8%	62.6%	30.9%	59.1%
EASI-75	73.6%	84.6%	68.5%	84.8%

Additionally, of the patients who achieved a clinically meaningful ≥4-point reduction in peak pruritus numerical rating scale (“PP-NRS”), 95.2% were able to maintain that level with Q4W dosing and 81.6% with Q2W dosing at the end of the study. With respect to quality of life, a ≥5-point reduction on the dermatology life quality index (“DLQI”) is considered clinically important and 93.4% (Q2W) and 90.0% (Q4W) were able to maintain this level at the end of the 52-week study.

Treatment with 300 mg Q2W and Q4W of rademikibart was generally well tolerated, and there were no new safety signals. There was only one patient discontinuation due to an adverse event (pregnancy) in the rademikibart Q2W open label arm.

On November 21, 2023, the Company issued the press release attached hereto as Exhibit 99.2. The furnishing of the attached press releases is not an admission as to the materiality of any information therein. The information contained in the press releases is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the SEC and other public announcements that the Company has made and may make from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC or through other public disclosures.

The information in the paragraphs above under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264340) and Form S-8 (File Nos. 333-254254 and 333-266006) of the Company, filed with the Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development, regulatory or commercial milestones or reporting data or whether such milestones or data will be achieved or generated, including whether any new drug application will be submitted or accepted and the timing thereof, and the potential of such product candidates, including to achieve any benefit, improvement, differentiation or profile or any product approval or be effective, and whether the Company’s Greater China partnership will meet expectations. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual data may differ materially from those set forth in this report due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2023, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in the Company’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on the Company’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibit Index

Exhibit No.	Description

99.1†

99.2

† Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined they are not material and would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2023
CONNECT BIOPHARMA HOLDINGS LIMITED
	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer